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MICHAEL J. AIELLO		SHANGHAI
DIRECT LINE (212) 310-8552		SILICON VALLEY
E-MAIL michael.aiello@weil.com		SINGAPORE
WARSAW
WASHINGTON, D.C.

June 30, 2009

Attn: Ms. Melissa Duru

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

Re:                             The Children’s Place Retail Stores, Inc.

Definitive Additional Soliciting Materials on Schedule 14A Filed June 16, 2009

File No 1-23071

Dear Ms. Duru:

On behalf of our client, The Children’s Place Retail Stores, Inc. (the “Company”), please find responses to the comments from the Staff’s letter to the Company (File No. 1-23071) of June 22, 2009 regarding definitive additional soliciting materials on Schedule 14A (the “additional soliciting materials”).  Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Soliciting Materials filed June 16, 2009

1.                                      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following non-exhaustive list of statements:

•                                          []our highly qualified independent directors have...created significant value...” (emphasis added);

•                                          “[t]hanks to the leadership of management and the current Board..., the Children’s Place has been restored to a position of strength as a market leader...” and,

•                                          “Mr. Dabah’s past conduct and management performance have cost The Children’s Place and its stockholders dearly, eroding its value and causing great uncertainty among employees and in the marketplace...”

Please see Annex A hereto for supplemental material supporting the above-referenced statements.

The Children’s Place Urges…

2.                                      The Company has implied that security holders are entitled to receive a payment in a contested election of directors. This implication must be addressed through corrective disclosure in future filings that indicates security holders are not entitled to any such payment. In addition, the disclosure implies that simply proposing another choice for security holders during a contested election of directors is tantamount to an effort to “steal” control of an issuer. This implication must be addressed through corrective disclosure in future filings that indicates directors other than those nominated by the issuer may be lawfully introduced for consideration without triggering a change of control.

The Company respectfully submits that it has not implied that security holders are entitled to receive a payment in a contested election of directors or that simply proposing another choice for security holders during a contested election of directors is tantamount to an effort to “steal” control of an issuer.  The Company has explained in its letter to stockholders that after a public announcement that Mr. Dabah intended to make an offer to acquire the Company and a prolonged sale process, Mr. Dabah ultimately decided not to make a bona fide offer for the Company.  The Company also pointed out to stockholders that now, when neither of Mr. Dabah’s current designees are up for election, he has proposed to nominate three directors (in addition to the two directors he has already nominated) to the Board (to compete with the slate proposed by the Board).  As a result, if Mr. Dabah’s nominees are elected, he will have designated a majority of the Company’s Board, 5 of 9 directors.  The Company respectfully submits that the opportunity to designate a majority of a company’s board of directors is generally considered a key factor in determining control.  Running a proxy contest is a means by which stockholders attempt to influence the composition of their company’s board of directors.  In this case, however, Mr. Dabah is seeking to put himself in the position of having designated a majority of the members of the Company’s Board.  The Company merely has explained this to stockholders.

Although Mr. Dabah holds well less than a majority of the Company’s outstanding shares (approximately 16.6%), he is seeking to designate a majority of the Board — the three director positions currently up for election plus the two seats currently designated by Mr. Dabah.  The Company believes that Mr. Dabah is seeking this disproportionate representation in order to influence the direction of the Company without actually acquiring a greater stake in the Company’s equity.  The Company believes that it is appropriate to make stockholders aware of these facts so they can make an informed decision with respect to the Company’s Board.  The Company will not provide in future filings that security holders are entitled to receive a payment in a contested election or that simply proposing another choice for security holders during a contested election is tantamount to an effort to steal control of the issuer.

Your Highly Qualified Independent Directors....

3.                                      Ms. Kasaks is being credited with contributing to improvements in financial and operational performance. She is later described as being a member of a “proven slate.” We note that Pacific Sunwear has removed her as its Chairman and CEO. Advise us of the date upon which the Company learned of this information. In addition, please advise of any plans the Company has to revise its proxy statement. To the extent the Company plans to mail any additional soliciting material to security holders, please confirm that information regarding the circumstances under which Ms. Kasaks was removed will be distributed to security holders.

The Company became aware that Ms. Kasaks resigned as Chairman and CEO of Pacific Sunwear of California, Inc. (“Pacific Sunwear”) when such news became publicly available on June 17, 2009.  The Company respectfully submits that Ms. Kasaks was not “removed” as Chairman and CEO of Pacific Sunwear.  Ms. Kasaks was named Interim CEO of Pacific Sunwear in October 2006 and was appointed Chairman and Chief Executive Officer of Pacific Sunwear in May 2007.  The Company notes that the term of Ms. Kasaks’ contract with Pacific Sunwear was scheduled to expire on January 31, 2010 and that Ms. Kasaks voluntarily resigned as Chairman and CEO upon completion of a successful search for her successor and in connection with Pacific Sunwear’s decision to appoint an independent director as Chairman of its Board of Directors.  The Company also notes that Ms. Kasaks will remain as a member of Pacific Sunwear’s board of directors and will continue to be an employee of Pacific Sunwear and provide transition services until her retirement on January 31, 2010.

The Company will note the changes in Ms. Kasaks’ employment with Pacific Sunwear and indicate the circumstances under which Ms. Kasaks resigned as Chairman and CEO of Pacific Sunwear in additional soliciting materials distributed to security holders.

4.                                      In future filings, please ensure that any descriptions regarding Mr. Dabah’s resignation are accompanied by qualifying disclosures, if true, that he resigned without cause as a result of mutual agreement. If Mr. Dabah resigned without cause and as a result of mutual agreement, please confirm that the Company will not characterize his resignation as an “ouster” as a result of alleged “misconduct” or “serious corporate governance abuses” in future filing.

As publicly announced by a press release on September 26, 2007 (filed as an attachment to a Current Report on Form 8-K on October 1, 2007), Mr. Dabah resigned from his position as the Company’s CEO at the request of the Board following an investigation in which it was determined that in multiple instances Mr. Dabah did not comply with the Company’s Code of Business Conduct and internal policies related to securities trades.  Prior to the request for Mr. Dabah’s resignation, the Company had been notified by its auditor, Deloitte & Touche LLP, that it was no longer willing to rely on Mr. Dabah’s representations in connection with its audits, which was publicly disclosed in the Company’s Annual Report on Form 10-K for the fifty-three weeks ended February 3, 2007.  The Company respectfully submits that, under these circumstances, it is appropriate to characterize Mr. Dabah’s resignation as an “ouster” as a result of “alleged misconduct” and/or “serious corporate governance abuses,” because his actions (described above and in the soliciting materials) were the proximate cause of the Board’s request for Mr. Dabah’s resignation.

Do Not Let History Repeat Itself....

5.                                      The letter states that the Company has “restructured many of the ill-advised real estate commitments” entered into by Mr. Dabah when he was CEO. The letter also references “onerous remodeling requirements under the Disney Store contract.” In a future filing, please make a corrective disclosure that indicates, if true, that the Company’s director nominees participated in the Company’s decision to enter into the real estate commitments and the Disney store contract.

The Company acknowledges and understands the Staff’s comment.  In its filing of June 26, 2009, the Company points out that the Board (including Mr. Elvey and Ms. Kasaks) participated in the Company’s decision to enter into the Disney store contract on the basis of Mr. Dabah’s recommendation and his projections for that business.  Norman Matthews was a not a member of the Board at that time and, therefore, did not participate in the decisions.

6.                                      Your disclosure implies that Mr. Dabah caused the various problems listed in the bullet points. Although these various challenges faced the company while Mr. Dabah was its CEO, you have not provided support for your implied assertion. Please provide such support and if true, include disclosure in future filings that acknowledges other factors or persons who may have shared responsibility for the problems cited.

The Company’s disclosure provides that “The Children’s Place was in disarray due largely to management missteps during Mr. Dabah’s tenure” and “[U]nder Mr. Dabah’s stewardship, the Children’s Place was facing many serious problems ….”  The Company respectfully submits that it believes such problems were in fact primarily the responsibility of Mr. Dabah.  Below please find the support for the Company’s belief for each of the bullets excerpted from the Company’s disclosure.

•                  An investigation by a special committee of the Board involving back-dating of stock options by Mr. Dabah and others, which resulted in an investigation by the SEC.

In a Company press release dated January 31, 2007 (included as an exhibit to the Company’s Current Report on Form 8-K filed on February 1, 2007), Mr. Dabah took responsibility for the Company’s problems related to the back-dating of stock options stating: “The thorough investigation by the special committee brought to the Company’s attention various errors in our option granting process, which we are committed to correcting. I regret that this happened on my watch and, as CEO, I take responsibility.”

•                  An investigation by the Company’s Audit Committee which found that Mr. Dabah had violated the Company’s code of conduct with respect to securities transactions on three different occasions.

As disclosed in the Company’s Current Report on Form 8-K filed on September 28, 2007 after an investigation by the Audit Committee, it was determined that in multiple instances Mr. Dabah did not comply with the Company’s Code of Business Conduct and internal policies related to securities trades.  The Board imposed significant sanctions on Mr. Dabah for such violations.

•                  The notification by the Company’s auditors, Deloitte & Touche LLP, that it was no longer willing to rely on Mr. Dabah’s representations in connection with its audits.

As disclosed in the Company’s Annual Report on Form 10-K for the fifty-three weeks ended February 3, 2007,  Deloitte & Touche LLP informed the

Company that it would not rely on the representations of Mr. Dabah specifically.

•                  Excessive inventories coupled with major fashion misses in the 2007 merchandise lines resulting in a 36% higher rate of markdowns that significantly eroded gross margin.

During his tenure as CEO, Mr. Dabah took an active role in determining appropriate inventory levels and it was part of his strategic plan to increase inventory levels.

•                  Onerous remodeling requirements under the Disney Store contract which forced the Company to make significant capital expenditures on this ancillary business, draining resources and liquidity from the core The Children’s Place business. Furthermore, on Ezra Dabah’s watch as CEO, the Company was found to have been in breach of the contract it signed with Disney.

Mr. Dabah, as CEO and a member of the Board, was the main proponent in favor of the Disney Stores agreement.  The Company has disclosed in additional soliciting materials distributed to security holders that the Board approved the Disney contract; however, such approval was based on Mr. Dabah’s recommendation and his projections that the Company was unable to achieve under his leadership.  Mr. Dabah managed the implementation of the Disney Stores agreement, and the Company believes he should be held responsible for the breaches thereof.

•                  A lavish new corporate headquarters planned in Secaucus, NJ, which would have resulted in incremental lease costs and increased capital expenditures at a challenging time for the Company.

Mr. Dabah informally proposed and advocated for the move to new corporate headquarters.  Mr. Dabah signed a lease for a new corporate headquarters and construction was commenced; the lease arrangements were later terminated by the Company at significant expense.

Ezra Dabah Wants Control without Paying For It...

7.                                      We note the comparison you make of the price per share that Mr. Dabah indicated he would be interested in offering to the company in February 2008 to recently traded prices of the company’s stock. To provide appropriate context your disclosure should have referenced the trading price of the company’s stock in February 2008. If you make comparisons such as these in future filings, please include reference to all relevant facts necessary to shareholders’ understanding.

The Company will include references to all relevant facts necessary to shareholders’ understanding if similar comparisons are made in future filings.

8.                                      In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

•                                          the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the participants, the Company acknowledges that:

•                                          the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Very truly yours,

Michael J. Aiello

cc: Chuck Crovitz
(The Children’s Place Retail Stores, Inc.)
Jackie Cohen

ANNEX A

•                  []our highly qualified independent directors have...created significant value...” (emphasis added);

•                  “[t]hanks to the leadership of management and the current Board..., the Children’s Place has been restored to a position of strength as a market leader...” and,

The Company respectfully submits that its independent director nominees, Sally Frame Kasaks, Malcolm Elvey and Norman Matthews, are highly qualified based on their significant experience (described below and in the Company’s definitive proxy statement) and, in the case of Ms. Kasaks and Mr. Elvey, their more than 16 years of collective experience as directors of the Company.  The director nominees are intimately familiar with the Company and the retail space as a result of more than 16 years of collective experience as directors of the Company.  Further, the background and professional experience of each nominee (set forth below) makes them highly qualified to serve as directors of the Company.

•                  Malcolm Elvey is currently Managing Partner of Collaborative Capital, a venture capital fund focused on early-stage technology companies, which he founded in 1999. From January 2004 to March 2006, Mr. Elvey served as the Chief Executive Officer of LimoRes.net, a ground transportation company he helped found in New York. Mr. Elvey has also founded other companies, most notably, Esquire Communications,  Ltd., a court reporting and legal services company, and Metro Cash & Carry, a publicly-traded South African warehouse club. Prior to founding Esquire Communications, Mr. Elvey served for two years as a board member and as head of several divisions of ADT Ltd., a nationally recognized electronic security services provider. During his career, Mr. Elvey has served on the boards of public companies in the United States, Italy, the United Kingdom and South Africa, most notably, Pritchard Services and The Hawley Group, both United Kingdom-based companies.

•                  Sally Frame Kasaks is currently serves as a director of Pacific Sunwear of California, Inc.  Ms. Kasaks recently resigned as Chief Executive Officer of Pacific Sunwear, a position she assumed in May 2007, after having served as interim Chief Executive Officer of the company since October 2006.a position she assumed in May 2007, after having served as interim Chief Executive Officer of the company since October 2006. From 1997 to May 2007, Ms. Kasaks served as a retail and marketing business consultant to a number of retailers through ISTA Incorporated. From 1983 to 1985 and again from 1992 to 1996, Ms. Kasaks served as the Chief Executive Officer of Ann Taylor Stores, Inc. Ms. Kasaks has also served as Chief Executive Officer of both Abercrombie & Fitch and Talbots, Inc. During her career, Ms. Kasaks has served as a director to numerous companies, including Coach, Inc., Tuesday Morning, Inc., The White House, Inc., Cortefiel S.A and Crane & Co., Inc.

•                  Norman Matthews currently serves on the boards of The Progressive Corporation, Henry Schein, Inc., and Finlay Enterprises, Inc. Previously, he served on the boards of Sunoco, Inc., Toys “R” Us, Inc., and Federated Department Stores. Mr. Matthews served as President of Federated Department Stores until his retirement in 1988. He joined Federated Department Stores in 1978 as Chairman—Gold Circle Stores Division. He was promoted to Executive Vice President of Federated Department Stores in 1982, to Vice Chairman in 1984 and to President in 1987. Prior to joining Federated Department Stores, Mr. Matthews served as Senior Vice President, General Merchandise Manager for E.J. Korvette, and as Senior Vice President, Marketing and Corporate Development for Broyhill Furniture Industries. In 2005, Mr. Matthews was named as one of eight outstanding directors by the Outstanding Directors Exchange.

The Company also respectfully submits that current management and the Board (including the Company’s three nominees) have created significant value for shareholders and have restored the Company to a position of strength as a market leader.  Since Ezra Dabah’s departure as CEO, the initiatives put in place by the current management team and Board have resulted in strong performance based on a number of metrics.  The Company’s share price has appreciated 17% during this 21-month period, when many retailers have faltered and the S&P Retail Index is down 30%.  From the beginning of fiscal 2008 through June 19, 2009, the Company’s stock price has outperformed all 15 companies in its peer group.

Further, in fiscal 2008, the Company’s revenue grew 7% and its gross margin expanded 200 basis points on lower markdowns and better inventory management and SG&A expenditures grew more slowly than revenues, improving by 70 basis points.  Moreover, adjusted operating income in 2008 increased more than 70% year-over-year, and adjusted EPS increased 59%.(1)

As publicly announced in a press release on February 5, 2009 (and attached to a Current Report on Form 8-K filed the same day), the Company believes that its strong performance in 2008 was primarily attributable to several meaningful and significant actions, including, but not limited to, exiting the Disney Store North America business, increasing profitability through a workforce reduction, lowering inventory levels and enhancing the Company’s balance sheet and cash flow.

•                  “Mr. Dabah’s past conduct and management performance have cost The Children’s Place and its stockholders dearly, eroding its value and causing great uncertainty among employees and in the marketplace...”

The Company respectfully submits that Mr. Dabah’s conduct and management performance eroded the Company’s value and caused uncertainty among employees and in the marketplace.  The Company’s share price declined over 50% during the last 21 months of Mr. Dabah’s reign as CEO, a period when the S&P Retail Index was flat.  During Mr. Dabah’s entire management tenure the Company significantly underperformed the S&P Retail Index from the time of the Company’s IPO in September 1997 until his departure.  In fact, during this 10 year period, The Children’s Place stock price increased only 71% while the S&P Retail Index climbed 164%.

The Company vs. S&P Retail Index under Mr. Dabah’s Leadership

(9/18/1997 through 9/25/2007)

The Company believes that the poor performance of the Company described above is attributable to the conduct and decisions of Mr. Dabah.  This includes, but is not limited to, the actions taken during Mr. Dabah’s tenure described below.

•                  In 2004, Mr. Dabah signed an onerous licensing agreement to operate Disney Stores in North America.  The Board approved this contract based

(1) SG&A expenditures, adjusted operating income and adjusted EPS exclude unusual or one-time items.

on Mr. Dabah’s recommendation and projections that the Company was unable to achieve under his leadership.  (Mr. Dabah was a significant proponent of the Disney Stores arrangement.)  The contract called for extensive store remodels, which became a significant cash drain on the Company and a major distraction to management.  Additionally, under Mr. Dabah’s supervision, the Company hastily constructed 68 stores with an untested prototype the design and construction of which was costly, poorly executed and ultimately deemed to be not in compliance with the contract.  As a result, the Company had to record impairment charges and agree to remodel these stores at great expense to stockholders.

•                  From 2006 to 2007, the Company increased square footage growth at the direction of Mr. Dabah.  This resulted in less rigorously chosen site locations, much larger stores and more expensive build-outs.  These stores, based on Mr. Dabah’s concepts, were 14% larger and nearly 50% more expensive to construct compared with the stores the Company built from 2003 to 2005.  Furthermore, in their first full year of operations, these stores vastly underperformed the average first full year performance of stores opened in the prior three-year period.

•                  In 2007, Mr. Dabah led the roll out of a shoe store concept to 54 stores and signed leases for additional larger footprint stores to accommodate further expansion throughout 2007 and 2008.  Due to inadequate planning on the part of management, significant operational issues forced the Company to stall expansion plans.  As leases had already been signed, the Company had far more square footage than desirable and had to record asset impairments for the additional larger stores.

•                  Under Mr. Dabah, inventory investments were increased substantially.  As CEO, part of Mr. Dabah’s strategy involved buying excess inventory which became highly problematic beginning in the summer of 2007 when product lines failed to resonate with customers, causing significant margin erosion and an earnings decline of more than 50% compared to the prior year.

Mr. Dabah’s decisions not only negatively impacted the performance of the Company but also created significant uncertainty in the market.  In an August 23, 2007 Equity Research Company Update, CIBC stated:

[W]e think that investors were still left with uncertainty about:

• Merchandising/Inventory Issues—the level of course-correction accomplished in merchandise for 2H, and relatively high levels of inventories at both businesses (which seems aggressive to us after problems in 1H and conservative sales assumptions in 2H07),

• Disney Agreement Issues—more uncertainty over the Disney agreement because of the store remodeling agreement Disney had set (and PLCE does not think it can meet), which left investors wondering yet again: What happens if Disney walks?

• Stock Options Revelations—news that two senior executives at PLCE were found in violation of company policies and procedures in regards to the stock options investigation (but who will remain with PLCE), and

• More Delays in Filings?—news that there could be further delays in PLCE’s filing its financial statements (not filed since 3Q06) due to the new issues with Disney.”

Further, in a September 27, 2007 Equity Company Research Update CIBC stated,

On 9/26, Ezra Dabah resigned as CEO in the wake of a number of shareholder lawsuits filed in the past week and a tumultuous year characterized by faltering sales and earnings due to merchandise and inventory issues at TCP and merchandising problems at Disney. Additionally, problems in its renovation of Disney Stores which necessitated the renegotiation of its agreement with Disney (DIS-SP), a continued inability to file its financial statements with the SEC in the wake of an options investigation and culminating with the news that PLCE had found senior management had violated its own policies and procedures added to the issues. What had been a fairy tale stock story with a sprinkle of Disney magic turned into The Nightmare before Christmas, with the shares tumbling from a high of $70 to as low as $24 in less than a year. While the shares rebounded today on the prospects of management change and the stock remains at a very cheap valuation, we wouldn’t be so hasty about jumping on board, given the issues that remain to be resolved. We think that longer term, there is considerable potential for operating margin improvement when and if the company can get all its pieces in place, but we remain on the sidelines until some of the above issues are resolved.